EXHIBIT 99.1

Stantec Reports 5.1% Increase in Adjusted Diluted EPS in Third Quarter of 2020, Reiterates 2020 Targets, and Provides 2021 Targets

EDMONTON, Alberta and NEW YORK, Nov. 04, 2020 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Stantec today reported its results for the quarter ended September 30, 2020. Unless otherwise indicated, financial figures are expressed in Canadian dollars, and comparisons are to the prior period ended September 30, 2019.

Stantec's Q3 2020 adjusted net income increased 5.4% to $69.9 million and adjusted diluted EPS increased 5.1% to $0.62 despite the headwinds caused by the COVID-19 pandemic. Results are consistent with the revised outlook provided in conjunction with Q2 2020 earnings on August 5, 2020.

“Stantec's diversification across geographies and sectors, and the steadfast commitment of our talented workforce to our clients, has enabled us to effectively navigate the ongoing challenges of the pandemic,” said Gord Johnston, Stantec’s President and Chief Executive Officer. “Our results this quarter demonstrate that we continue to be thoughtful and deliberate as we manage the whole business, keeping a tight rein on discretionary spending to mitigate revenue and gross margin compression and deliver strong earnings.”

Third Quarter 2020 Highlights

  Net revenue decreased 3.8%, or $36.1 million, mainly due to organic retraction of 4.7% partially offset by positive foreign exchange fluctuations of 0.9%. Consistent with expectations, the Water business achieved organic growth, while anticipated project slowdowns and deferrals from the COVID-19 pandemic contributed to organic retractions in other businesses and geographies.

  Gross margin decreased 7.2%, or $37.0 million, and decreased as a percentage of net revenue from 54.2% to 52.3%, primarily due to the impact of pandemic-related disruptions in the operations of Stantec and its clients as well as project mix.

  Administrative and marketing costs were 35.4% of net revenue compared with 37.3% in the prior period primarily as a result of improved operational efficiencies driven by the 2019 reshaping initiative, the implementation of staffing strategies in response to the pandemic, and reduced discretionary spending. Partly offsetting the reductions is $3.9 million in COVID-related expenses incurred primarily for severance.

  Adjusted EBITDA from continuing operations was $158.2 million, representing 17.3% of net revenue compared to $159.0 million or 16.7% of net revenue in the prior period.

  Net income increased 7.4%, or $4.3 million, to $62.1 million, and diluted EPS increased by 5.8%, or $0.03, to $0.55 as a slight reduction in EBITDA was more than offset by reduced net interest expense and amortization of intangible assets.

  Adjusted net income increased 5.4%, or $3.6 million, to $69.9 million, representing 7.6% of net revenue, and adjusted diluted EPS increased 5.1%, or $0.03, to $0.62.

  Contract backlog was $4.8 billion at September 30, 2020, a 12.7% increase from December 31, 2019. This represents approximately 12 months of work.

  Operating cash flows from continuing operations increased by 17.8% with inflows of $163.8 million compared to $139.0 million in the prior period.

  Net debt to adjusted EBITDA (on a trailing twelve-month basis) at September 30, 2020 is 0.8x, below the Company's guideline of 1.0x to 2.0x.

  Days sales outstanding (DSO) was 82 days, consistent with June 30, 2020, and remains below the pre-pandemic target of 90 days.

  Stantec acquired certain assets and liabilities of Teshmont Consultants LP, a 63-person Canadian-based electrical engineering company, on October 1, 2020.

  The Company closed a private placement offering of $300 million senior unsecured notes on October 8, 2020. The proceeds were used to repay a portion of existing indebtedness on Stantec's revolving credit facility.

Dividend

  On November 4, 2020, the Board of Directors declared a dividend of $0.155 per share, payable on January 15, 2021, to shareholders of record on December 31, 2020.

Q3 2020 Financial Summary

	For the quarter ended September 30,				For the three quarters ended September 30,
	2020		2019		2020		2019
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	1,177.9	128.5%	1,241.5	130.3%	3,604.0	127.7%	3,617.1	128.7%
Net revenue	916.5	100.0%	952.6	100.0%	2,822.8	100.0%	2,810.3	100.0%
Direct payroll costs	437.4	47.7%	436.5	45.8%	1,347.3	47.7%	1,288.2	45.8%
Gross margin	479.1	52.3%	516.1	54.2%	1,475.5	52.3%	1,522.1	54.2%
Administrative and marketing expenses	324.1	35.4%	355.6	37.3%	1,035.4	36.7%	1,085.1	38.6%
Impairment of lease assets	0.2	—%	—	0.0%	11.9	0.4%	—	0.0%
Other	(1.8)	(0.2%)	2.6	0.3%	8.1	0.3%	1.0	—%
EBITDA from continuing operations (note)	156.6	17.1%	157.9	16.6%	420.1	14.9%	436.0	15.5%
Depreciation of property and equipment	14.3	1.6%	15.1	1.6%	43.7	1.5%	43.5	1.5%
Depreciation of lease assets	29.6	3.2%	29.3	3.1%	89.8	3.2%	85.2	3.0%
Amortization of intangible assets	13.6	1.5%	17.0	1.8%	41.4	1.5%	50.0	1.8%
Net interest expense	11.5	1.3%	17.2	1.8%	39.0	1.4%	52.1	1.9%
Income taxes	25.5	2.8%	21.5	2.3%	62.0	2.2%	53.2	1.9%
Net income from continuing operations	62.1	6.8%	57.8	6.1%	144.2	5.1%	152.0	5.4%
Net income from discontinued operations	—	0.0%	—	0.0%	10.2	0.4%	—	0.0%
Net income	62.1	6.8%	57.8	6.1%	154.4	5.5%	152.0	5.4%
Basic earnings per share (EPS) from continuing operations	0.55	n/m	0.52	n/m	1.29	n/m	1.36	n/m
Diluted EPS from continuing operations	0.55	n/m	0.52	n/m	1.29	n/m	1.36	n/m
Adjusted EBITDA from continuing operations (note)	158.2	17.3%	159.0	16.7%	440.4	15.6%	431.5	15.4%
Adjusted net income from continuing operations (note)	69.9	7.6%	66.3	7.0%	181.9	6.4%	172.7	6.1%
Adjusted diluted EPS from continuing operations (note)	0.62	n/m	0.59	n/m	1.62	n/m	1.55	n/m
Dividends declared per common share	0.155	n/m	0.145	n/m	0.465	n/m	0.435	n/m

note: EBITDA, adjusted EBITDA, adjusted net income, and adjusted diluted EPS are non-IFRS measures (discussed in the Definitions sections of the 2019 Annual Report and the Q3 2020 Management's Discussion and Analysis).

n/m = not meaningful

Outlook

Stantec’s vision to be a top-10 global design firm that maximizes long-term, sustainable value has not changed. And its value creators of Excellence, Innovation, People, and Growth remain central to the Company’s strategy of growing and diversifying sustainably for the benefit of its clients, employees and shareholders. Stantec remains committed to its strategic plan, launched in December 2019. However, disruption caused by the COVID-19 pandemic will likely delay the achievement of its targets within the original timeframe. At this time, the Company is unable to set a revised timeline with a high degree of confidence.

As it has done since the pandemic began, the Company has projected its expectations for nearer term financial performance. Stantec’s business is well diversified across geographies and sectors, with a project mix that is more heavily weighted toward public sector end clients. This, combined with the strength of its balance sheet and the commitment of its talented workforce, allows Stantec to be well positioned to withstand the continuing challenges caused by the pandemic.

Targets for the remainder of 2020 and for 2021 are based on the assumption of a continued gradual global recovery but may not be valid should the Company’s key geographies experience a severe worsening of the pandemic.

2020 Outlook

As a result of the unprecedented uncertainty caused by the COVID-19 pandemic, on May 6, 2020 Stantec withdrew its 2020 guidance that was previously provided on page M-10 of its 2019 Annual Report.

Organic net revenue in Q3 2020 retracted nominally compared to Q2 2020 and as compared to Q3 2019. This was consistent with the Q3 outlook provided in the Company’s Q2 2020 Management's Discussion and Analysis (“MD&A”), although US net revenue retracted slightly more than expected. While client requests for pricing concessions in certain sectors and specific geographies, and competitive pressures brought on by the pandemic have subsided somewhat, continued pressure on revenues is expected for the remainder of the year. Accordingly, net revenue is expected to retract nominally in the fourth quarter as compared to the same period last year, with full-year 2020 net revenue expected to be comparable to, although slightly below, 2019. A geographic breakdown of the net revenue forecast can be found in the Outlook section of this quarter's MD&A.

Gross margin compression is expected through the balance of the year, as pandemic-related disruptions in the operations of Stantec and its clients, along with the effects of project mix, continue. The impact of lower gross margin is expected to be mitigated through measures taken to contain discretionary spending, implemented at the start of the pandemic.

Stantec’s proactive response to managing discretionary spending has maintained adjusted EBITDA and adjusted net income margins at healthy levels, while also preserving the quality and integrity of the workforce to ensure Stantec is positioned to quickly rebound as the economic recovery begins.

2020 adjusted net income and adjusted diluted EPS are expected to be comparable to 2019.

Stantec’s balance sheet and liquidity continue to be strong and leverage is expected to remain at or below the low end of the 1.0x to 2.0x net debt to adjusted EBITDA range for the balance of 2020.

Summary of targets for 2020

Against the backdrop of continued uncertainty brought on by the pandemic, the outlook for 2020 includes:

  2020 net revenues that are comparable to, although slightly below, 2019;
  Adjusted net income and adjusted diluted EPS comparable to 2019;
  55% of adjusted earnings in Q2 and Q3, and 45% in Q1 and Q4; and
  Net debt to adjusted EBITDA at or below the low end of the internal range of 1.0x to 2.0x.

Annual Targets for 2021

Stantec expects the business to continue to demonstrate resilience and generate solid earnings in 2021.

2021 Target Range
(In millions of Canadian dollars, unless otherwise stated)
Targets
Adjusted EBITDA as % of net revenue (note)	14.5% to 15.5%
Adjusted net income as % of net revenue (note)	At or above 6.0%
Return on invested capital (note)	At or above 9.0%

Other expectations
Gross margin as % of net revenue	52% to 53.5%
Administrative and marketing expenses as % of net revenue	37% to 39%
Net debt to adjusted EBITDA (note)	1.0x to 2.0x
Capital expenditures (including software)	$60 to $65
Depreciation on property and equipment	$60 to $65
Depreciation on leased assets	$112 to $117
Amortization of intangible assets related to acquisitions	$28 to $33
All other amortization of intangible assets	$6 to $9
Effective tax rate (without discrete transactions)	27% to 28%
Earnings pattern	40% in Q1 and Q4
60% in Q2 and Q3
Days sales outstanding	90 days

In setting targets and guidance, an average value for the Canadian dollar of $0.76 USD and £0.58 GBP was assumed (discussed in the Assumptions section of the Q3 2020 Management's Discussion and Analysis).

note: EBITDA, adjusted EBITDA, and adjusted net income are non-IFRS measures and ROIC and DSO are metrics discussed in the Definitions section of the Q3 2020 Management's Discussion and Analysis.

Organic net revenue growth in 2021 is expected to be in the low to mid-single digits. Global is expected to generate mid-single digit growth, driven by anticipated strong performance in the regulated water market and with stimulus funds beginning to flow to catalyze the respective economies. Organic growth in Canada, which is also expected to be in the mid-single digits, will be driven by work in the midstream pipeline space as activity is anticipated to reach peak levels in 2021. Excluding this activity, organic growth in Canada is expected to be in the low single digits. Stantec anticipates muted net revenue growth in the US. The potential upside from a US stimulus bill has not been incorporated in the Company’s revenue expectations due to the uncertainty around the timing of such legislation being passed. Historically, there is a lag between the passing of such a bill and the recognition of revenue from beneficiary projects.

Gross margin in 2021 is expected to be in the range of 52% to 54%, which is consistent with Stantec's 2020 performance. This reflects several factors attributable to the pandemic, mainly the expectation that the pandemic will continue to impact productivity both within the operations of Stantec and its clients, and an anticipated meaningful increase in the cost of employee group benefits. 2021 gross margin is also expected to be impacted by an increased volume of lower margin work on a large midstream pipeline project and several lower-margin, multi-billion-dollar transportation projects which are nearing completion.

The target range for administrative and marketing costs in 2021 is 37% to 39% of net revenue. This range reflects a more normalized level of discretionary spending relative to 2020, but not a return to pre-pandemic levels. Certain non-discretionary costs are also expected to increase including insurance, employee group benefits associated with indirect labor, and stock-based compensation, which reflects the recent appreciation in Stantec's share price. As well, the Company intends to increase its investments in information technology systems to support the Company’s growing US Federal Government practice, and to drive its innovation initiatives.

With gross margin expected to hold steady relative to 2020 and a year-over-year increase in administrative and marketing costs, adjusted EBITDA is expected to be in the range of 14.5% to 15.5%. This target range, which reflects the realities of a more muted economic environment than recent years, is expected to continue to be amongst the best in the industry.

Adjusted net income is expected to benefit from lower interest expense and depreciation and amortization, driving to a margin of 6.0% or greater of net revenue.

Stantec continues to advance its strategic initiative to optimize occupancy costs beyond those locations identified to date, which could result in the recording of lease asset impairments – non-cash charges that reflect the change in  plans to utilize space that is currently under lease – with the long-term benefit of reduced occupancy costs and increased earnings and cash flows. As analysis is ongoing, Stantec's 2021 targets do not yet include the potential benefit from further optimization.

Acquisition activity has resumed after pausing for much of 2020. It should be noted that the above targets do not include any assumed acquisitions given the unpredictable nature of the size and timing of such acquisitions.

Tomorrow’s Conference Call

On Thursday, November 5, 2020, at 7:00 AM MT (9:00 AM ET), Gord Johnston, President and Chief Executive Officer, and Theresa Jang, Executive Vice President and Chief Financial Officer, will hold a conference call to discuss the Company’s third quarter performance.

The webcast and slide presentation can be accessed at the following link:
https://edge.media-server.com/mmc/p/wzr7time

The conference call and slideshow presentation will be broadcast live and archived in their entirety in the Investors section of stantec.com. Participants wishing to listen to the call via telephone may dial in toll-free at 1-888-394-8218 (Canada and United States) or +1-647-484-0475 (international). Please provide confirmation code 9113413 when prompted.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind. We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Statements

Stantec’s EBITDA, adjusted EBITDA, adjusted net income, adjusted basic and diluted earnings per share, net debt to adjusted EBITDA are non-IFRS measures. For a definition and explanation of non-IFRS measures, refer to the Critical Accounting Estimates, Developments, and Measures section of the Company’s Third Quarter 2020 report and the reconciliation of Non-IFRS Financial Measures appended hereto.

Certain statements contained in this news release constitute forward-looking statements. Forward-looking statements in this news release include, but are not limited to, Stantec's Annual Targets for 2021 in their entirety, Stantec's 2020 Outlook in its entirety, the timing and ability to achieve the targets laid out in the Three-Year strategic plan Stantec launched in December 2019, its position to withstand the challenges caused by the pandemic, any projections related to revenue, gross margin, utilization and days sales outstanding, and that the Company does not believe its credit risk has increased meaningfully as a result of the pandemic. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of assisting the Company’s shareholders in understanding Stantec’s operations, objectives, priorities, and anticipated financial performance as at and for the periods ended on the dates presented and may not be appropriate for other purposes. By their nature, forward-looking statements require management to make assumptions and are subject to inherent risks and uncertainties. Stantec's assumptions relating to Stantec's Annual Targets for 2021 and Stantec's 2020 Outlook are provided in the Company’s Third Quarter 2020 report.

Readers of this news release are cautioned not to place undue reliance on forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, the risk of economic downturn, project cancellations and a slowdown in new opportunities related to COVID-19, decreased infrastructure spending levels, changing market conditions for Stantec’s services, and the risk that Stantec fails to capitalize on its strategic initiatives. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to the Company.

For more information about how other material risk factors could affect Stantec’s results, refer to the Risk Factors section and Cautionary Note Regarding Forward-Looking Statements section in the Company’s Third Quarter 2020 report. You may access this report online by visiting EDGAR on the SEC website at sec.gov or by visiting the CSA website at sedar.com or Stantec’s website, stantec.com. You may obtain a hard copy of the Third Quarter 2020 report free of charge from the investor contact noted below.

To subscribe to Stantec’s email news alerts, please fill out the subscription form, which is available on the Contact Information page of the Investors section at Stantec.com.

Design with community in mind

Attached to this news release are Stantec’s consolidated statements of financial position, consolidated statements of income and reconciliation of non-IFRS measures.

Interim Condensed Consolidated Statements of Financial Position
(Unaudited)

	Sep 30, 2020	Dec 31, 2019
(In millions of Canadian dollars)	$	$
ASSETS
Current
Cash and deposits	228.4	223.5
Trade and other receivables	731.4	817.7
Unbilled receivables	435.3	374.2
Contract assets	76.8	67.5
Income taxes recoverable	55.7	36.2
Prepaid expenses	37.7	42.9
Other assets	37.8	18.1
Total current assets	1,603.1	1,580.1
Non-current
Property and equipment	269.0	286.5
Lease assets	500.2	558.5
Goodwill	1,685.9	1,651.8
Intangible assets	183.1	219.6
Investments in joint ventures and associates	9.7	8.8
Net employee defined benefit asset	37.3	26.0
Deferred tax assets	31.4	31.9
Other assets	184.7	198.3
Total assets	4,504.4	4,561.5
LIABILITIES AND EQUITY
Current
Bank indebtedness	31.9	19.5
Trade and other payables	567.5	576.4
Lease liabilities	105.3	99.9
Deferred revenue	186.8	199.2
Income taxes payable	30.5	28.4
Long-term debt	40.9	46.9
Provisions	22.6	23.9
Other liabilities	12.0	12.1
Total current liabilities	997.5	1,006.3
Non-current
Lease liabilities	533.7	589.0
Income taxes payable	10.7	11.6
Long-term debt	605.2	814.0
Provisions	110.2	89.1
Net employee defined benefit liability	76.3	85.2
Deferred tax liabilities	79.3	73.2
Other liabilities	38.7	16.0
Total liabilities	2,451.6	2,684.4
Shareholders’ equity
Share capital	938.1	879.8
Contributed surplus	13.9	23.9
Retained earnings	995.9	917.7
Accumulated other comprehensive income	103.7	54.1
Total shareholders’ equity	2,051.6	1,875.5
Non-controlling interests	1.2	1.6
Total liabilities and equity	4,504.4	4,561.5

Interim Condensed Consolidated Statements of Income

(Unaudited)

	For the quarter ended September 30,		For the three quarters ended September 30,
	2020	2019	2020	2019
(In millions of Canadian dollars, except per share amounts)	$	$	$	$
Continuing operations
Gross revenue	1,177.9	1,241.5	3,604.0	3,617.1
Less subconsultant and other direct expenses	261.4	288.9	781.2	806.8

Net revenue	916.5	952.6	2,822.8	2,810.3
Direct payroll costs	437.4	436.5	1,347.3	1,288.2

Gross margin	479.1	516.1	1,475.5	1,522.1
Administrative and marketing expenses	324.1	355.6	1,035.4	1,085.1
Depreciation of property and equipment	14.3	15.1	43.7	43.5
Impairment of lease assets	0.2	—	11.9	—
Depreciation of lease assets	29.6	29.3	89.8	85.2
Amortization of intangible assets	13.6	17.0	41.4	50.0
Net interest expense	11.5	17.2	39.0	52.1
Other net finance expense	0.9	1.2	3.3	3.8
Share of income from joint ventures and associates	(0.9)	(0.3)	(1.1)	(0.7)
Foreign exchange loss (gain)	0.3	1.5	(0.2)	4.2
Other (income) expense	(2.1)	0.2	6.1	(6.3)

Income before income taxes and discontinued operations	87.6	79.3	206.2	205.2

Income taxes
Current	25.4	15.4	55.6	30.0
Deferred	0.1	6.1	6.4	23.2

Total income taxes	25.5	21.5	62.0	53.2

Net income for the period from continuing operations	62.1	57.8	144.2	152.0

Discontinued operations
Net income from discontinued operations, net of tax	—	—	10.2	—

Net income for the period	62.1	57.8	154.4	152.0

Weighted average number of shares outstanding - basic	111,898,810	111,539,779	111,537,905	111,672,688

Weighted average number of shares outstanding - diluted	112,403,434	111,547,779	111,957,863	111,672,688

Shares outstanding, end of the period	112,100,709	111,293,111	112,100,709	111,293,111

Earnings per share, basic and diluted

Continuing operations, basic	0.55	0.52	1.29	1.36
Discontinued operations, basic	—	—	0.09	—

Total basic earnings per share	0.55	0.52	1.38	1.36
Continuing operations, diluted	0.55	0.52	1.29	1.36
Discontinued operations, diluted	—	—	0.09	—

Total diluted earnings per share	0.55	0.52	1.38	1.36

Reconciliation of Non-IFRS Financial Measures

	For the quarter ended September 30,		For the three quarters ended September 30,
(In millions of Canadian dollars, except per share amounts)	2020	2019	2020	2019

Net income from continuing operations	62.1	57.8	144.2	152.0
Add back:
Income taxes	25.5	21.5	62.0	53.2
Net interest expense	11.5	17.2	39.0	52.1
Depreciation and amortization	57.5	61.4	174.9	178.7
EBITDA from continuing operations	156.6	157.9	420.1	436.0

Add back (deduct) pre-tax:
Unrealized loss (gain) on investments held on equity securities	(2.5)	(1.4)	4.5	(7.0)
Impairment of lease assets	0.2	—	11.9	—
COVID-related expenses	3.9	—	3.9	—
Severance related to organizational reshaping	—	2.5	—	2.5
Adjusted EBITDA from continuing operations	158.2	159.0	440.4	431.5

	For the quarter ended September 30,		For the three quarters ended September 30,
(In millions of Canadian dollars, except per share amounts)	2020	2019	2020	2019

Net income from continuing operations	62.1	57.8	144.2	152.0
Add back (deduct) after tax:
Amortization of intangible assets related to acquisitions (note 1)	6.6	7.6	20.6	22.7
Unrealized loss (gain) on investments held on equity securities (note 2)	(1.8)	(0.9)	3.2	(4.9)
Impairment of lease assets (note 3)	0.2	—	8.5	—
COVID-related expenses (note 4)	2.8	—	2.8	—
Severance related to organizational reshaping (note 5)	—	1.8	—	1.8
Reorganization tax expense (note 6)	—	—	2.6	—
Transition tax expense (note 6)	—	—	—	1.1
Adjusted net income from continuing operations	69.9	66.3	181.9	172.7

Weighted average number of shares outstanding - basic	111,898,810	111,539,779	111,537,905	111,672,688
Weighted average number of shares outstanding - diluted	112,403,434	111,547,779	111,957,863	111,672,688

Adjusted earnings per share from continuing operations
Adjusted earnings per share - basic	0.62	0.59	1.63	1.55
Adjusted earnings per share - diluted	0.62	0.59	1.62	1.55

See the Definitions section of the 2019 Annual Report and Q3 2020 Management's Discussion and Analysis for the discussion of non-IFRS measures used. Construction Services operations are presented as discontinued operations. This table has been updated to include only continuing operation results.

note 1: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the quarter ended September 30, 2020, this amount is net of tax of $2.6 (2019 - $3.0). For the three quarters ended September 30, 2020, this amount is net of tax of $8.3 (2019 - $8.8).
note 2: For the quarter ended September 30, 2020, this amount is net of tax of ($0.7) (2019 - ($0.4)). For the three quarters ended September 30, 2020, this amount is net of tax of $1.3 (2019 - ($2.0)).
note 3: For the quarter ended September 30, 2020, this amount is net of tax of less than $0.1 (2019 - nil). For the three quarters ended September 30, 2020, this amount is net of tax of $3.4 (2019 - nil).
note 4: For the quarter ended September 30, 2020, this amount is net of tax of $1.1 (2019 - nil). For the three quarters ended September 30, 2020, this amount is net of tax of $1.1 (2019 - nil).
note 5: For the quarter ended September 30, 2020, this amount is net of tax of nil (2019 - $0.7). For the three quarters ended September 30, 2020, this amount is net of tax of nil (2019 - $0.7).
note 6: Refer to Income Taxes section of the Q3 2020 Management's Discussion and Analysis for further details.

Investor Contact
Tom McMillan
Stantec Investor Relations
Ph: 780-917-8159
tom.mcmillan@stantec.com

Media Contact
Stephanie Smith
Stantec Media Relations
Ph: 780-917-7230
stephanie.smith2@stantec.com